

December 30, 2013

Via E-Mail
Mr. John L. Hofmann
Chief Financial Officer
PowerVerde, Inc.
420 S. Dixie Highway, Suite 4-B
Coral Gables, FL   33146

> **Re: PowerVerde, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed May 16, 2013**
> **File No. 0-27866**

Dear Mr. Hofmann:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Impact of Jobs Act, page 5

1.   We note your disclosure here that you believe you qualify as an "emerging growth company", or EGC, under the Jumpstart Our Business Startup Act of 2012. In order to qualify as an emerging growth company, a registrant must have had its first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933 on or after December 9, 2011. Please explain to us how you meet this criteria.

Exhibit 32.2

2.   We note the certification of your principal financial officer provided pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 refers to "George Konrad" though the certification is signed by John L. Hoffman. Please amend the filing to properly identify the principal financial officer throughout the certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief